

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010   September 10, 2008

Michael Peterson
Vice President and Assistant Corporate Secretary
Newell Rubbermaid Inc.
10 B Glenlake Parkway, Suite 300
Atlanta, Georgia 30328

> **Re: Newell Rubbermaid Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **File No. 001-09608**
>
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 28, 2008**
> **File No. 001-09608**

Dear Mr. Peterson:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        If you have any further questions regarding our review of your filings, please direct them to the undersigned at (202) 551-3235.

                                        Sincerely,

                                        Jessica S. Kane
                                        Staff Attorney